Exhibit 12

HSBC USA Inc.
Computation of Ratio of Earnings to Fixed Charges and
Earnings to Combined Fixed Charges and Preferred Stock Dividends
(in millions, except ratios)

Year Ended December 31	2007	2006	2005	2004	2003

Ratios excluding interest on deposits:

Net income	$138	$1,036	$976	$1,258	$941
Income tax expense	(1)	530	566	718	570
Less: Undistributed equity earnings	—	34	73	21	6
Fixed charges:
Interest on:
Borrowed funds	357	300	270	132	91
Long-term debt	1,443	1,457	1,025	380	206
One third of rents, net of income from subleases	29	25	19	19	17

Total fixed charges, excluding interest on deposits	1,829	1,782	1,314	531	314

Earnings before taxes and fixed charges, net of undistributed equity earnings	$1,966	$3,314	$2,783	$2,486	$1,819

Ratio of earnings to fixed charges	1.07	1.86	2.12	4.68	5.79

Total preferred stock dividend factor (1)	$99	$133	$71	$36	$36

Fixed charges, including the preferred stock dividend factor	$1,928	$1,915	$1,385	$567	$350

Ratio of earnings to combined fixed charges and preferred stock dividends	1.02	1.73	2.01	4.38	5.20

Ratios including interest on deposits:

Total fixed charges, excluding interest on deposits	$1,829	$1,782	$1,314	$531	$314
Add: Interest on deposits	3,840	3,113	1,771	825	666

Total fixed charges, including interest on deposits	$5,669	$4,895	$3,085	$1,356	$980

Earnings before taxes and fixed charges, net of undistributed equity earnings	$1,966	$3,314	$2,783	$2,486	$1,819
Add: Interest on deposits	3,840	3,113	1,771	825	666

Total	$5,806	$6,427	$4,554	$3,311	$2,485

Ratio of earnings to fixed charges	1.02	1.31	1.48	2.44	2.54

Fixed charges, including the preferred stock dividend factor	$1,928	$1,915	$1,385	$567	$350
Add: Interest on deposits	3,840	3,113	1,771	825	666

Fixed charges, including the preferred stock dividend factor and interest on deposits	$5,768	$5,028	$3,156	$1,392	$1,016

Ratio of earnings to combined fixed charges and preferred stock dividends	1.01	1.28	1.44	2.38	2.45

(1)	Preferred stock dividends grossed up to their pretax equivalents.

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